

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

  Re: **Cedar Shopping Centers, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    Definitive Proxy on Schedule 14A
    Filed April 26, 2010
    File No. 001-31817

Dear Mr. Ulman:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Linda VanDoorn
       Senior Assistant Chief Accountant